EXHIBIT 99.1

Cronos Group Inc. Announces First Quarter 2018 Results

Q1 2018 total sales of $2.9 million, up 473% year over year

Cannabis oil sales represent 29% of domestic medical patient revenue in Q1 2018

TORONTO, May 15, 2018 /CNW/ - Cronos Group Inc. (NASDAQ, TSX-V: CRON) ("Cronos Group" or the "Company") today announced financial results for the first quarter ended March 31, 2018.

"We are pleased that the strategic initiatives launched in 2017 are coming to fruition," said Mike Gorenstein, CEO of Cronos Group. "2017 was a building block year which set the groundwork and foundation for the results achieved in the first quarter. Cronos is focused on continuing to increase capacity in order to serve existing distribution and newly established markets, developing intellectual property and launching recreational brands."

First Quarter 2018 Highlights

•	Sales were $2.9 million for the first quarter of 2018 as compared to $0.5 million for the first quarter of 2017, representing an increase of $2.4 million, or 473%. Compared to the fourth quarter of 2017, sales increased by $1.3 million, or 83%, for the first quarter of 2018.
•	Since November 2017 when Health Canada approved the Company's new extraction laboratory, Cronos Group has ramped-up production of strain-specific cannabis oils that have been received favorably by customers. In Q1 2018, cannabis oil sales represented 29% of domestic medical patient revenue. The Company expects oil sales to continue to become a larger part of sales over time.
•	In February 2018, Cronos Group became the first licensed producer to list on a major stock exchange in the United States. The Company's common shares trade on the NASDAQ under the trading symbol "CRON".
•	In February 2018, the Company announced a strategic joint for venture in Australia ("Cronos Australia") for the research, production, manufacture and distribution of medical cannabis. The Company owns a 50% equity interest in Cronos Australia. In the initial phase of the joint venture, Cronos Australia is planning to construct a 20,000 sq. ft. purpose built indoor facility that is expected to produce up to 2,000 kilograms of cannabis annually.
•	In March 2018, Cronos Group announced a strategic joint venture with MedMen Enterprises USA, LLC. The Company owns a 50% equity interest in the joint venture MedMen Canada Inc. MedMen Canada is focused on branded products, research and development activities in Canada and creating a Canadian branded retail chain in provinces that permit private retailers.
•	In January 2018, Peace Naturals received a dealer's license (the "Peace Naturals Dealer's License") from Health Canada pursuant to the Narcotic Control Regulations and the Controlled Drugs and Substances Act (Canada) ("CDSA") for the possession, sale, transportation and delivery of controlled substances under the CDSA. The Peace Naturals Dealer's License allows Peace Naturals to develop products that are not yet available for sale in Canada and to export medical cannabis extracts, including concentrated oil and resin products.
•	Completed construction of, received regulatory approvals for, and commenced cultivation of cannabis in, the 28,000 sq. ft. greenhouse at Peace Naturals. The greenhouse's first harvest is expected to occur in the second quarter of 2018.
•	Completed a rebrand of Peace Naturals, which included new proprietary packaging, an evolution of the brand's logo, new marketing materials, a revised website, a new shopping portal experience, and new products such as strain specific oils and limited edition cultivars. Peace Naturals also established a new classification system for products, which helped educate patients on key product differences.
•	Strengthened liquidity by raising $46.0 million of gross proceeds through a bought deal offering by way of a short form prospectus offering in Canada in January 2018.

Highlights Subsequent to First Quarter 2018

•	Strengthened liquidity by raising $100.0 million of gross proceeds through a bought deal offering in April 2018. The common shares were offered in the United States pursuant to the Company's effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and in Canada by way of a short form prospectus offering.

Conference Call
The Company will host a conference call on Tuesday, May 15, 2018 at 8:00 a.m. EST to discuss first quarter 2018 results. The call will last approximately one hour.  Instructions for the conference call are provided below:

Conference ID: 6517419
Toll-free dial-in number: (888) 231-8191
International dial-in number: (647) 427-7450

Additionally, an audio replay of the conference call will be available two hours after the call's completion and until 11:59 p.m. EST on May 29, 2018.  Instructions for the audio replay are provided below:

Toll-free dial-in number: (855) 859-2056
Passcode: 6517419

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada and Original BC Ltd. (British Columbia), which is based in the Okanagan Valley.  The Company has multiple international production and distribution platforms including Germany, Israel and Australia.  The Company is rapidly expanding its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  Except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Cronos Group Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/May2018/15/c4560.html

%CIK: 0001656472

For further information: Mike Gorenstein; Chief Executive Officer; Tel: (416) 504-0004; investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 07:00e 15-MAY-18